11019611

SECURI... ...ION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G-Bar Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 650
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris Hersee (312)362-4474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Chris Hersee**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **G-Bar Limited Partnership**, as of **December 31**, 20**10**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~G-Bar Limited Partnership~~
G-Bar Management Corp. Its GP

OFFICIAL SEAL
KEITH M MCCRAY
Notary Public - State of Illinois
My Commission Expires Jun 2, 2013

Signature

Vice President, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2011
WASH, D.C.
189
SECTION

Independent Auditor's Report

To the General Partner
G-Bar Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As explained in Note 5, a substantial portion of the Partnership's assets is an investment in optionsXpress Holdings, Inc. (optionsXpress) that is carried at fair value based on adjusted quoted market prices rather than unadjusted quoted market prices. In our opinion, this security valuation is not in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the effect on the statement of financial condition of the valuation of the investment in optionsXpress, as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 21,631,916
Financial instruments owned, at fair value, pledged	834,263,410
Receivable from clearing brokers, net	46,374,732
Investment in optionsXpress Holdings, Inc.	93,432,568
Exchange memberships, at cost (fair value $310,000)	305,182
Other assets	2,019,661
Total assets	$ 998,027,469
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 760,494,160
Accounts payable and accrued expenses	1,054,596
	761,548,756
Partners' capital	236,478,713
Total liabilities and partners' capital	$ 998,027,469

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of operations: G-Bar Limited Partnership (an Illinois limited partnership) (the Partnership) is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

The Partnership is not exempt from Rule 15c3-3, however, it does not transact business in securities with or for customers and it does not carry margin accounts credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

A summary of the Partnership's significant accounting policies follows:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business.

Financial instruments: Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange traded securities and derivative instruments are carried at fair value. Unrealized gains and losses, interest income and interest expense from trading activities, dividends, and brokerage commissions and other trading fees are reflected in trading revenue from principal transactions in the statement of income.

Amounts receivable and payable from securities and financial instrument transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition in receivable from clearing brokers.

The Partnership has adopted the FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Partnership to disclose on a combined basis the gains and losses related to all derivative and non-derivative instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments included exchange traded equity securities, exchange traded equity options, exchange traded equity index futures contracts, and exchange traded options on equity index futures contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of income.

Exchange memberships and stock in exchanges: Exchange memberships and stock in an exchange held for operating purposes, which represent ownership interests in the exchanges and provide the Partnership with the right to conduct business on the exchanges, are carried at historical cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2010.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

During the year, a Chicago Board Options Exchange (CBOE) membership held for operating purposes and carried at cost, was converted to shares of CBOE stock. Stock in exchanges held for investment purposes represent investments in securities and derivative exchanges, are included in financial instruments owned in the statement of financial condition, and are stated at fair value based on quoted market prices. Unrealized gains and losses on such stock held for investment purposes are reflected in trading gains and losses in the statement of income.

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses in the statement of income.

Income taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

FASB guidance on accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions.

The Partnership is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Recently adopted accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Partnership. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Partnership is currently evaluating the impact of the guidance related to Level 3 measurements on disclosures.

Note 2. Receivable from Clearing Brokers

Net receivable from clearing brokers at December 31, 2010, consist of:

	Receivable
Cash	$ 64,430,278
Open trade equity of listed futures contracts, net	(18,169,454)
Money market funds	75,880
Dividend and interest accrued, net	38,028
	$ 46,374,732

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and financial instruments sold, not yet purchased.

Note 3. Fair Value Measurements

As described in Note 1, the Partnership records its investments at fair value, except for the investment in optionsXpress Holdings, Inc. (optionsXpress). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date. The quoted price for these investments is not adjusted, even in situations where the Partnership holds a large position and a sale could reasonably be expected to impact the quoted price. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives, and certain general and limited partnership membership interests in funds that calculate net asset value per share, or its equivalent. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and certain general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, open trade equity on futures contracts, options on futures contracts, U.S. government obligations, and money market funds that trade in active markets and are valued using quoted market prices, broker or dealer quotations or exchange settlement prices are classified within Level 1.

Restricted equity securities are Class A-2 CBOE stock. The fair value of these securities is based on the last reported sale price of CBOE stock on the day of valuation. These assets are classified as Level 2 in the fair value hierarchy.

The investment in optionsXpress is carried at an adjusted quoted market price and is classified as Level 3.

In addition, substantially all of the Partnership's other assets and liabilities, except exchange memberships held for operating purposes, are considered financial instruments and are already reflected at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3. Fair Value Measurements (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned				
Equity securities	$ 64,431,328	$ 1,128,987	$ -	$ 65,560,315
Options on equity securities	758,284,470	-	-	758,284,470
Options on futures	10,418,625	-	-	10,418,625
	833,134,423	1,128,987	-	834,263,410
Receivable from clearing brokers				
Money market funds	75,880	-	-	75,880
Open trade equity on futures contracts	(18,169,454)	-	-	(18,169,454)
	(18,093,574)	-	-	(18,093,574)
Investment in optionsXpress Holdings, Inc.	-	-	93,432,568	93,432,568
Liabilities				
Financial instruments sold, not yet purchased				
Equity securities	47,848,883	-	-	47,848,883
Options on equity securities	711,194,102	-	-	711,194,102
Options on futures	1,451,175	-	-	1,451,175
	760,494,160	-	-	760,494,160

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Partnership's derivative activities are comprised of equity options, futures contracts and options on futures contracts traded on domestic exchanges. These derivative contracts are recorded on the statement of financial position as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives are recorded in the statement of income. The Partnership has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Partnership does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

For the year ended December 31, 2010, the monthly average number of the derivative contracts bought and sold was approximately 700,000 contracts per month.

Note 4. Derivative Instruments (Continued)

As of December 31, 2010, and for the year then ended, the Partnership's derivative activities had the following impact on the statement of financial condition:

Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilites at Fair Value	Net
Futures				
Index	Receivable from clearing brokers	$ 34,344	$ (18,203,798)	$ (18,169,454)
Options				
Options on equity securities	Financial instruments owned / Financial instruments sold, not yet purchased	$ 758,284,470	$ (711,194,102)	$ 47,090,368
Options on futures - equity index	Financial instruments owned / Financial instruments sold, not yet purchased	10,418,625	(1,451,175)	8,967,450
Total asset and liabilities derivatives		$ 768,703,095	$ (712,645,277)	$ 56,057,818

Note 5. Investment in optionsXpress Holdings, Inc.

At December 31, 2010, the Partnership owns 10,723,943 shares of common stock of optionsXpress representing an 18.66 equity interest, carried at $93,432,568, its fair value based on adjusted quoted market prices. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission (SEC) rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount from quoted market prices of approximately 44.4 percent is appropriate. However, per guidance provided by the FASB, fair values based upon quoted prices in active market for identical assets should not be adjusted even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. At December 31, 2010, the fair value of this investment, based on unadjusted quoted market prices, is $168,044,187. Included in receivable from clearing brokers is a money market fund of $49,037 with optionsXpress.

Note 6. Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that expires in 2011. At December 31, 2010, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2011	$ 148,956
2012	47,904
	$ 196,860

Note 7. Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: The Partnership has sold financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2010, at the market value of the related financial instruments and would incur a loss if the market value of the financial instruments increases subsequent to December 31, 2010.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset fair risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to fair risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 9. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared through either Pax Division of Merrill Lynch Professional Clearing Corp. or Goldman Sachs Execution and Clearing (the brokers, collectively). Pursuant to the agreements, the brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Partnership. However, in the event of the brokers' insolvency or in the event they do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of their brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 10. Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends earned by the Partnership and certain trading gains of the Partnership. This bonus pool is then allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner, and for the year ended December 31, 2010, the amount distributed under this special allocation has been reflected in the statement of changes in partners' capital. The remaining income is allocated based on ownership percentages set forth in the partnership agreement.

The general partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 11. Net Capital Requirements

The Partnership is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2010, the Partnership had net capital of $130,041,019, which was $129,791,019 in excess of its required net capital of $250,000. The net capital requirements may effectively restrict the withdrawal of partners' capital.

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **G-Bar Limited Partnership**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 650
(No. and Street)

Chicago	**Illinois**	**60605**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Hersee **(312)362-4474**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Hersee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G-Bar Limited Partnership, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~G-Bar Limited Partnership~~
G-Bar Management Corp. its GP

OFFICIAL SEAL
KEITH M MCCRAY
Notary Public - State of Illinois
My Commission Expires Jun 2, 2013

Signature

Vice President, CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

SEC MAIL PROCESSING SECTION RECEIVED
MAR 01 2011
WASH, D.C. 189

Independent Auditor's Report

To the General Partner
G-Bar Limited Partnership
Chicago, Illinois

We have audited the accompanying statement of financial condition of G-Bar Limited Partnership (the Partnership) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

As explained in Note 5, a substantial portion of the Partnership's assets is an investment in optionsXpress Holdings, Inc. (optionsXpress) that is carried at fair value based on adjusted quoted market prices rather than unadjusted quoted market prices. In our opinion, this security valuation is not in accordance with accounting principles generally accepted in the United States of America.

In our opinion, except for the effect on the statement of financial condition of the valuation of the investment in optionsXpress, as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of G-Bar Limited Partnership as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2011

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 21,631,916
Financial instruments owned, at fair value, pledged	834,263,410
Receivable from clearing brokers, net	46,374,732
Investment in optionsXpress Holdings, Inc.	93,432,568
Exchange memberships, at cost (fair value $310,000)	305,182
Other assets	2,019,661
Total assets	$ 998,027,469
Liabilities and Partners' Capital	
Liabilities	
Financial instruments sold, not yet purchased, at fair value	$ 760,494,160
Accounts payable and accrued expenses	1,054,596
	761,548,756
Partners' capital	236,478,713
Total liabilities and partners' capital	$ 998,027,469

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Organization and nature of operations: G-Bar Limited Partnership (an Illinois limited partnership) (the Partnership) is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. The Partnership is a broker-dealer registered under the Securities Exchange Act of 1934. The general partner is G-Bar Management Corp. and the Partnership's term is through December 31, 2039.

The Partnership is not exempt from Rule 15c3-3, however, it does not transact business in securities with or for customers and it does not carry margin accounts credit balances or securities for any person defined as a customer under Rule 17a-5(c)(4).

A summary of the Partnership's significant accounting policies follows:

Accounting policies: The Partnership follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the Partnership's assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents: Cash equivalents are short-term, highly liquid investments, with original maturities of three months or less at the date of acquisition, that are not held for sale in the ordinary course of business.

Financial instruments: Securities and derivative financial instrument transactions are recorded on a trade date basis. Exchange traded securities and derivative instruments are carried at fair value. Unrealized gains and losses, interest income and interest expense from trading activities, dividends, and brokerage commissions and other trading fees are reflected in trading revenue from principal transactions in the statement of income.

Amounts receivable and payable from securities and financial instrument transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition in receivable from clearing brokers.

The Partnership has adopted the FASB guidance that allows for the alternative disclosure of gains and losses on derivative instruments included in its trading activities. This alternative disclosure permits the Partnership to disclose on a combined basis the gains and losses related to all derivative and non-derivative instruments classified as trading instruments disaggregated by the type of underlying risk. Trading instruments included exchange traded equity securities, exchange traded equity options, exchange traded equity index futures contracts, and exchange traded options on equity index futures contracts. Realized and unrealized gains (losses) on both derivative and non-derivative instruments are disaggregated by type of underlying risk on the statement of income.

Exchange memberships and stock in exchanges: Exchange memberships and stock in an exchange held for operating purposes, which represent ownership interests in the exchanges and provide the Partnership with the right to conduct business on the exchanges, are carried at historical cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes there were no exchange membership impairments in 2010.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

During the year, a Chicago Board Options Exchange (CBOE) membership held for operating purposes and carried at cost, was converted to shares of CBOE stock. Stock in exchanges held for investment purposes represent investments in securities and derivative exchanges, are included in financial instruments owned in the statement of financial condition, and are stated at fair value based on quoted market prices. Unrealized gains and losses on such stock held for investment purposes are reflected in trading gains and losses in the statement of income.

Interest and dividends: Interest income and expense is recognized under the accrual basis. Dividend income and expense is recognized on the ex-dividend date. Rebates are recognized on the accrual basis and are included in trading gains and losses in the statement of income.

Income taxes: The Partnership is not liable for federal income taxes as each partner recognizes a proportionate share of the partnership income in his or her individual tax return. Therefore, no provision for federal income taxes has been made in these financial statements.

FASB guidance on accounting for uncertainty in income taxes requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010, management has determined that there are no material uncertain income tax positions.

The Partnership is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Recently adopted accounting pronouncements: In January 2010, the FASB issued an amendment to the guidance on determining fair value which requires new disclosures and reasons for significant transfers of financial assets and liabilities between Levels 1 and 2. This amendment also clarifies that fair value measurement disclosures are required for each class of financial assets and liabilities, and disclosures about inputs and valuation techniques are required for both Level 2 and Level 3 measurements. It further clarifies that the reconciliation of Level 3 measurements should separately present purchases, sales, issuances, and settlements instead of netting these changes. With respect to matters other than Level 3 measurements, the amendment was effective for periods beginning on or after December 15, 2009, and was adopted by the Partnership. The guidance related to Level 3 measurements is effective for periods beginning on or after December 15, 2010. The Partnership is currently evaluating the impact of the guidance related to Level 3 measurements on disclosures.

Note 2. Receivable from Clearing Brokers

Net receivable from clearing brokers at December 31, 2010, consist of:

	Receivable
Cash	$ 64,430,278
Open trade equity of listed futures contracts, net	(18,169,454)
Money market funds	75,880
Dividend and interest accrued, net	38,028
	$ 46,374,732

Cash and financial instruments held at the Partnership's clearing brokers collateralize amounts due to the clearing brokers, if any, and financial instruments sold, not yet purchased.

Note 3. Fair Value Measurements

As described in Note 1, the Partnership records its investments at fair value, except for the investment in optionsXpress Holdings, Inc. (optionsXpress). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Partnership utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date. The quoted price for these investments is not adjusted, even in situations where the Partnership holds a large position and a sale could reasonably be expected to impact the quoted price. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives, and certain general and limited partnership membership interests in funds that calculate net asset value per share, or its equivalent. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and certain general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Equity securities, equity options, open trade equity on futures contracts, options on futures contracts, U.S. government obligations, and money market funds that trade in active markets and are valued using quoted market prices, broker or dealer quotations or exchange settlement prices are classified within Level 1.

Restricted equity securities are Class A-2 CBOE stock. The fair value of these securities is based on the last reported sale price of CBOE stock on the day of valuation. These assets are classified as Level 2 in the fair value hierarchy.

The investment in optionsXpress is carried at an adjusted quoted market price and is classified as Level 3.

In addition, substantially all of the Partnership's other assets and liabilities, except exchange memberships held for operating purposes, are considered financial instruments and are already reflected at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 3. Fair Value Measurements (Continued)

The following table presents the Partnership's fair value hierarchy for those assets and liabilities measured at fair value on recurring basis as of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Assets				
Financial instruments owned				
Equity securities	$ 64,431,328	$ 1,128,987	$ -	$ 65,560,315
Options on equity securities	758,284,470	-	-	758,284,470
Options on futures	10,418,625	-	-	10,418,625
	833,134,423	1,128,987	-	834,263,410
Receivable from clearing brokers				
Money market funds	75,880	-	-	75,880
Open trade equity on futures contracts	(18,169,454)	-	-	(18,169,454)
	(18,093,574)	-	-	(18,093,574)
Investment in optionsXpress Holdings, Inc.	-	-	93,432,568	93,432,568
Liabilities				
Financial instruments sold, not yet purchased				
Equity securities	47,848,883	-	-	47,848,883
Options on equity securities	711,194,102	-	-	711,194,102
Options on futures	1,451,175	-	-	1,451,175
	760,494,160	-	-	760,494,160

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows.

The Partnership's derivative activities are comprised of equity options, futures contracts and options on futures contracts traded on domestic exchanges. These derivative contracts are recorded on the statement of financial position as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives are recorded in the statement of income. The Partnership has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Partnership does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

For the year ended December 31, 2010, the monthly average number of the derivative contracts bought and sold was approximately 700,000 contracts per month.

Note 4. Derivative Instruments (Continued)

As of December 31, 2010, and for the year then ended, the Partnership's derivative activities had the following impact on the statement of financial condition:

Type	Statement of Financial Condition Location	Assets at Fair Value	Liabilites at Fair Value	Net
Futures				
Index	Receivable from clearing brokers	$ 34,344	$ (18,203,798)	$ (18,169,454)
Options				
Options on equity securities	Financial instruments owned / Financial instruments sold, not yet purchased	$ 758,284,470	$ (711,194,102)	$ 47,090,368
Options on futures - equity index	Financial instruments owned / Financial instruments sold, not yet purchased	10,418,625	(1,451,175)	8,967,450
Total asset and liabilities derivatives		$ 768,703,095	$ (712,645,277)	$ 56,057,818

Note 5. Investment in optionsXpress Holdings, Inc.

At December 31, 2010, the Partnership owns 10,723,943 shares of common stock of optionsXpress representing an 18.66 equity interest, carried at $93,432,568, its fair value based on adjusted quoted market prices. In view of the size of the block and the restrictions on sale imposed by Securities and Exchange Commission (SEC) rules, and the SEC's net capital rules indicating that certain charges are needed to reflect realizable value in a quick liquidation when the market is limited, management of the Partnership believes that a discount from quoted market prices of approximately 44.4 percent is appropriate. However, per guidance provided by the FASB, fair values based upon quoted prices in active market for identical assets should not be adjusted even in situations where the Partnership holds a large position and a sale could reasonably impact the quoted price. At December 31, 2010, the fair value of this investment, based on unadjusted quoted market prices, is $168,044,187. Included in receivable from clearing brokers is a money market fund of $49,037 with optionsXpress.

Note 6. Commitments and Contingencies

On September 15, 2005, the Partnership entered into a noncancelable operating office space lease agreement that expires in 2011. At December 31, 2010, the aggregate minimum annual rental commitment under this lease, exclusive of additional payments that may be required for certain increases in operating expenses and taxes, are as follows:

2011	$ 148,956
2012	47,904
	$ 196,860

Note 7. Indemnifications

In the normal course of business, the Partnership enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Employee Benefit Plan

The Partnership maintains a 401(k) plan covering all eligible employees. The Partnership may make discretionary matching contributions to the plan.

Note 9. Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market-making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded futures contracts, equity options, and options on futures contracts. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk: The Partnership has sold financial instruments it does not currently own and will therefore be obligated to purchase such financial instruments at a future date. The Partnership has recorded these obligations in the statement of financial condition at December 31, 2010, at the market value of the related financial instruments and would incur a loss if the market value of the financial instruments increases subsequent to December 31, 2010.

In addition, derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the fair values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset fair risk associated with other transactions and, accordingly, serves to decrease the Partnership's overall exposure to fair risk. The Partnership attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 9. Financial Instruments with Off-Balance-Sheet Risk (Continued)

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of their contracts. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges.

Concentration of credit risk: All trades of the Partnership are cleared through either Pax Division of Merrill Lynch Professional Clearing Corp. or Goldman Sachs Execution and Clearing (the brokers, collectively). Pursuant to the agreements, the brokers are required to, among other things, perform computations for proprietary accounts of introducing brokers (PAIB) and segregate certain assets on behalf of the Partnership. However, in the event of the brokers' insolvency or in the event they do not fulfill their obligations, the Partnership may be exposed to risk. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of their brokers.

The Partnership maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such accounts. Management believes that the Partnership is not exposed to any significant credit risk on cash.

Note 10. Partnership Agreement

Pursuant to the terms of the partnership agreement, the Partnership is to set aside, on an annual basis, a bonus pool consisting of 100 percent of the total gross interest and dividends earned by the Partnership and certain trading gains of the Partnership. This bonus pool is then allocated to some or all of the limited partners in such amounts as determined at the discretion of the general partner, and for the year ended December 31, 2010, the amount distributed under this special allocation has been reflected in the statement of changes in partners' capital. The remaining income is allocated based on ownership percentages set forth in the partnership agreement.

The general partner is required to make these distributions to each partner within 90 days following the end of each fiscal year of the Partnership. These distributions are made to assist the partners in satisfying their federal and state income tax obligations.

Note 11. Net Capital Requirements

The Partnership is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Partnership has elected to use the alternative method permitted by the rule, which requires the Partnership to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debit items," as these terms are defined. Net capital and aggregate debit items change from day to day, but as of December 31, 2010, the Partnership had net capital of $130,041,019, which was $129,791,019 in excess of its required net capital of $250,000. The net capital requirements may effectively restrict the withdrawal of partners' capital.

G-Bar Limited Partnership

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.